UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-40277

OLINK HOLDING AB (PUBL)

(Translation of registrant’s name into English)

Uppsala Science Park

SE-751 83

Uppsala, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Underwriting Agreement

On January 18, 2023, Olink Holding AB (publ), a Swedish public limited company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs Bank Europe SE and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), and Jon Heimer, as attorney-in-fact acting on behalf of the selling stockholders named therein (the “Selling Stockholders”), in connection with the issuance and sale by the Company and sale by the Selling Stockholders in a public offering of 5,831,028 American Depositary Shares (“ADSs”) representing 5,831,028 common shares at a public offering price of $20.00 per ADS (the “Offering”). 4,250,000 ADSs sold in the Offering were issued and offered by the Company for total gross proceeds of $80,750,000.00 and 1,581,028 ADSs were offered by the Selling Stockholders. In addition, the Company has granted the Underwriters a 30-day option to purchase up to an additional 874,654 ADSs from the Company at the public offering price, less underwriting discounts and commissions. The Company will not receive any proceeds from the offering of the 1,581,028 ADSs by the Selling Stockholders. The Offering closed on January 23, 2023.

The Offering was made pursuant to the Company’s automatically effective shelf registration statement on Form F-3ASR (File No. 333- 269285) filed on January 18, 2023, as supplemented by a preliminary prospectus supplement dated January 18, 2023, filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2023, and a final prospectus supplement dated January 18, 2023, filed with the SEC on January 20, 2023.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company and the Selling Stockholders, customary conditions to closing, indemnification obligations of the Company, the Selling Stockholders and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, and other obligations of the parties and termination provisions. The foregoing description is not complete and does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K (the “Report”) and is incorporated by reference herein.

The legal opinion of Advokatfirman Delphi KB relating to the common shares underlying the ADSs to be issued and sold in this Offering is filed as Exhibit 5.1 to this Report and is incorporated by reference herein.

On January 18, 2023, the Company issued press releases announcing the launch and the pricing of the Offering. Copies of the launch and pricing press releases are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report and are incorporated by reference herein.

The information contained in this Report, including Exhibits 1.1 and 5.1 hereto, but excluding Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333- 269285) and Form S-8 (File Nos. 333-254844 and 333-264181).

EXHIBITS

Exhibit Number	Description
1.1	Underwriting Agreement, dated as of January 18, 2023, by and between Olink Holding AB (publ) and Goldman Sachs Bank Europe SE and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein.
5.1	Opinion of Advokatfirman Delphi KB, Swedish counsel to the registrant.
23.1	Consent of Advokatfirman Delphi KB, Swedish counsel to the registrant (included in Exhibit 5.1).
99.1	Launch Press Release dated January 18, 2023.
99.2	Pricing Press Release dated January 18, 2023.

Forward-Looking Statements

Statements in this Report that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks. For a discussion of these and other factors, please refer to the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 under the caption “Risk Factors” and its subsequent reports filed with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of this Report. The Company undertakes no obligation to publicly update or revise the information in this Report, including any forward-looking statements, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

Date: January 23, 2023	by:	/s/ Jon Heimer
Jon Heimer
Chief Executive Officer